Exhibit 1.01

A. O. Smith Corporation
Conflict Minerals Report
for the Year Ended December 31, 2023

A. O. Smith Corporation (“A. O. Smith,” “we,” “us” or “our”) has prepared this Report to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), which was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to certain minerals. The Rule imposes reporting obligations on SEC registrants (a “Covered Company” or “Covered Companies”) who manufacture products containing certain minerals, including tin, tantalum, tungsten, and gold (“3TG” or “conflict minerals”). These reporting requirements apply to Covered Companies regardless of the geographic origin of the 3TG and regardless of whether or not sales of 3TG fund armed groups in the Democratic Republic of the Congo or an adjoining country (the “DRC” or “Covered Countries”).

The Rule requires a Covered Company to conduct a “Reasonable Country of Origin Inquiry” designed to determine whether any of the 3TG in its products either originated in Covered Countries or were from recycled or scrap sources and, under certain circumstances, whether due diligence is required on the source and chain of custody of the 3TG. If, following a Reasonable Country of Origin Inquiry, a Covered Company has reason to believe that any of the 3TG in its supply chain may have originated in one of the Covered Countries, or if a Covered Company is unable to determine the country of origin of 3TG, then it must file a Conflict Minerals Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the 3TG. Due to our limited ability to determine the origin and chain of custody of 3TG necessary to the functionality or production of our products as described herein, we are filing this Conflict Minerals Report.

1.    COMPANY OVERVIEW

A. O. Smith is a global manufacturer of residential and commercial water heaters and boilers, as well as water treatment products for residential and light commercial applications, with manufacturing operations in the U.S., Canada, China, India, Mexico, and the Netherlands.

Our compliance process covered the supply chain for all of our operations. Specifically, we conducted an analysis of each of our products to identify those containing 3TG. This included reviewing our products’ bill of materials and consulting with procurement and engineering personnel. We believe there are, at a minimum, miniscule amounts of 3TG in virtually all of our products, which is necessary for product functionality.
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Our Conflict Minerals Policy

We have adopted a statement on conflict minerals, which is publicly available on our website at http://www.aosmith.com. Click on “Investors,” then “Governance” and “Conflict Minerals Statement” in the column on the lower portion of the webpage.

Our Supply Chain

The products we manufacture are complex, typically containing hundreds of parts from suppliers worldwide. We reviewed our supplier list for all manufacturing locations and eliminated service providers, equipment vendors, other non-manufacturing suppliers, as well as vendors with whom we spent less than $50,000 in 2023 and redundant listings for our multiple plants. Based on that criteria, we contacted over 604 direct suppliers of materials and components in 2023. This is a smaller number than the number of suppliers contacted in 2022 as we inadvertently included maintenance, repair, and operations vendors in addition to material and component suppliers in our 2022 solicitation. For materials and component purchases, there are multiple tiers between our suppliers and the 3TG smelter for a particular component, which makes it difficult for us to ascertain the ultimate source of 3TG in the products we manufacture. We rely on our direct suppliers to work with their upstream suppliers to provide accurate information on the origin of the 3TG contained in the components and materials we purchase.

We surveyed all direct suppliers identified through this process. For consistency, we sent the same letter, translated as appropriate, to all identified suppliers globally, requesting that they provide us information regarding 3TG and smelters using the current Conflict Minerals Reporting Template (“CMRT”) issued by the Responsible Minerals Initiative (“RMI”). We believe that the CMRT provides a consistent framework for disclosure and communication of sourcing information regarding smelters and refiners that provide material to a manufacturer’s supply chain. The CMRT is regularly updated, and we required use of version 6.31, which was released on May 26, 2023, for reporting. The template includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, information about its supply chain such as the names and locations of smelters and refiners, as well as the origin of 3TG used by those facilities. The CMRT also has foreign language capability for many of our worldwide locations.
Efforts to Determine Mine or Location of Origin

We have determined that requesting our suppliers to complete the CMRT and making follow-up inquiries represents our reasonable best opportunity to determine the countries and, in some cases, mines or locations of origin of 3TG in our supply chain. We reached this conclusion, in part, because of the Responsible Minerals Assurance Process (formerly the Conflict-Free Smelter Program) which operates in conjunction with the CMRT. This program is among the industry leaders in the effort to identify smelters that meet the relevant standards for responsible mineral sourcing, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and provides a list of such smelters for manufacturers’ use. To ensure that we have access to the most up to date smelter information, A. O. Smith has been a longstanding RMI member, which was created to develop tools and processes to improve conflict minerals due diligence. As outlined in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), which is the internationally recognized standard on which our company’s system is based, we support RMI as an industry initiative that audits smelters’ and refiners’ due diligence activities. The data on which we relied for certain statements in this Conflict Minerals Report was obtained through our membership in the RMI, using the Reasonable Country of Origin Inquiry Report.

Smelters or Refiners and Country of Origin of 3TG

Of the direct suppliers who responded to our survey, the majority indicated that the information they provided was at a supplier company level or a divisional level relative to the supplier, rather than at a level directly relating to a part number that the supplier provides to us. We specifically directed suppliers to designate smelters on the CMRT form, and approximately 646 smelters were identified by our suppliers through this process. The RMI’s certification efforts are on-going, and we review each smelter against its list. Our suppliers identified seven smelters in our supply chain that are in a Covered Country. Of the seven, three have been certified by RMI as conforming to the Responsible Minerals Assurance Process and one is in the process to be audited as conforming. Three smelters have been identified as nonconformant with the Responsible Minerals Assurance Process. The RMI’s certification and auditing efforts are on-going, as is our review of the updated lists.

2.    OUR CONFLICT MINERALS COMPLIANCE PROGRAM
A.    Design of Our Compliance Program

Our conflict minerals compliance program has been designed to conform, in all material respects, with the OECD Guidance. The OECD Guidance is an internationally recognized due diligence framework. Our specific due diligence efforts are discussed below.

B.    Management Systems

(i) Conflict Mineral Statement

We have adopted a conflict minerals statement related to 3TG sourcing which is posted on our website, www.aosmith.com.

(ii) Our Internal Team

A. O. Smith has established a multi-functional conflict minerals team to lead our supply chain due diligence related to 3TG and our conflict minerals compliance efforts. Our conflict minerals team includes subject matter experts from relevant functions, including legal, finance, procurement and supply chain, trade compliance, engineering and information systems. This team meets on an as needed basis. We also have similar teams in China, Europe and India that meet as necessary.

Our conflict minerals team is responsible for implementing our overall conflict minerals compliance program, led by our Vice President – Supply Chain. Relevant members of senior management are briefed about the results of our compliance efforts, and we update the Audit Committee of our Board of Directors, as appropriate.

As part of our compliance efforts, we have identified personnel at each A. O. Smith manufacturing facility outside North America who work with our supply base and are responsible for conflict minerals compliance. Such personnel gather, and review supplier information related to use of conflict minerals; track supplier responses in a centralized database, follow up, as needed, with unresponsive suppliers, and coordinate our compliance efforts with the conflict minerals team in North America. In North America, we centralize this function for all manufacturing operations. Further, for consistency, one employee serves as the point of contact for all supplier and customer inquiries on 3TG, coordinating with the conflict minerals team, as necessary.
(iii) Training for Our Employees and Suppliers

We developed an internal training program to educate our employees who interface with suppliers and other external parties regarding A. O. Smith’s conflict minerals compliance efforts. For consistency, we have utilized the same training program with our employees worldwide, and translated it into local languages, as necessary, because these employees serve as the first point of contact for many of our suppliers. We continue to cover the conflict minerals reporting requirements with our global sourcing team at least annually.
Since we utilize many of the same suppliers from year to year, most are familiar with the requirements of the law and our expectations. We trained new suppliers on our conflict minerals reporting requirements, as necessary.
We sent detailed communications to all of our direct suppliers of materials and components worldwide (excluding service and non-manufacturing suppliers), outlining our expectations concerning supply chain due diligence, and directing suppliers to utilize the CMRT to provide information. Specifically, we sent an electronic letter to our global manufacturing suppliers, followed up with several email communications to all suppliers over $50,000 and then we personally contacted certain suppliers that had not responded. We also made multiple follow-up calls as necessary to these suppliers. We translated these communications into foreign languages as appropriate and completed mailings to suppliers of our foreign manufacturing facilities, using a similar follow-up approach to ensure suppliers to our foreign manufacturing locations responded.
C.    Control Systems
As a manufacturer of water heaters, boilers and water treatment equipment, A. O. Smith is multiple layers removed from the actual mining of 3TG minerals. We have been, however, engaged and actively cooperate with other manufacturers in industry-wide supply chain initiatives, particularly the RMI, which reviews smelters and certifies compliant smelters as being conflict-free. We utilized the RMI program as part of our due diligence efforts.

Our internal controls include our Code of Conduct, called the A. O. Smith Guiding Principles, which specifically refers to the Conflict Minerals Rule and outlines expected behaviors for all our employees; our A. O. Smith Supplier Quality Requirements Manual, which contains a regulatory compliance section; and our supplier contracts, which typically contain language requiring suppliers’ cooperation with our conflict minerals reporting requirements.

D.    Grievance Mechanism

We have longstanding grievance mechanisms available to employees, suppliers and customers to report violations of our policies, including our conflict minerals policy. This includes the Integrity Helpline, which is referenced in our A. O. Smith Guiding Principles. The Guiding Principles are available on our corporate website, http://www.aosmith.com. Click on “Investors,” then “Governance,” then our “Guiding Principles,” and, finally, select the appropriate language. The Guiding Principles are translated into eight languages to be easily understood by our employees and suppliers.

E.    Records Maintenance

We retain relevant documentation we have received in connection with our Reasonable Country of Origin Inquiry and due diligence, in compliance with the A. O. Smith Records Management Policy.

3.    OUR REASONABLE COUNTRY OF ORIGIN INQUIRY TO IDENTIFY AND ASSESS RISK IN OUR SUPPLY CHAIN

Our Reasonable Country of Origin Inquiry entailed surveying all direct suppliers of materials and components worldwide that were identified through our compliance process, which involved over 1,000 suppliers. In 2023, we continued to require suppliers to use the CMRT, and specifically required version 6.31 or newer form. We received responses from more than 90% of our total supplier spend. Most of these suppliers provided data at a supplier company level or divisional level relative to the supplier, rather than based on the part number that the supplier provided to us.

We relied on our direct suppliers to provide us with information about the source of 3TG contained in their materials or components. Our direct suppliers similarly relied upon information provided by their suppliers. We reviewed the supplier responses against criteria developed by our conflict minerals team to determine which required further investigation. The criteria included incomplete responses, inconsistencies within the data reported by suppliers, and responses inconsistent with the 3TG analysis of our engineers. In such instances, we worked directly with the suppliers in an effort to secure revised responses.

None of our direct suppliers reported that their products contain 3TG originating from a smelter that supports armed groups in a Covered Country. Our suppliers identified approximately 646 different smelter facilities. For the three suppliers who are not certified as conformant with the Responsible Minerals Assurance Process, we expect our suppliers to transition to conformant smelters and are in communication with them regarding our expectation. A small number of our direct suppliers either indicated that they did not source minerals from Covered Countries or that their parts and components are DRC conflict undeterminable. Many of our suppliers stated that their parts and components are DRC conflict undeterminable, as defined in the Rule and, based on this, likewise we consider our products to be DRC conflict undeterminable.
4.    DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

We implemented the following steps to respond to potential risks we have identified in our supply chain:

•Relevant members of senior management have been briefed in our efforts at least annually. The Audit Committee of our Board of Directors is briefed on our compliance efforts as appropriate.
•We adopted a statement on conflict minerals; stated our commitment to comply with conflict minerals Rules in the A. O. Smith Guiding Principles and enumerated our specific supplier expectations in our A. O. Smith Supplier Quality Requirements Manual.
•We implemented a risk management plan that outlines our responses to any identified risks. As part of our risk management plan, we contacted each direct supplier that we surveyed by electronic letter, and followed up by further emails, telephone, or other means.
•We required all suppliers to utilize the CMRT version 6.31 or newer form, so we could better track supplier information, particularly with respect to smelters
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•We translated all supplier communications (letters and training materials) to appropriate languages for use by our foreign operations and to facilitate their education of foreign suppliers on the Rule’s requirements and our expectations.
•We provided training to our new suppliers and other suppliers upon request, to ensure they understood the Rule’s requirements and responded appropriately to our requests. We also made our employees available to answer suppliers’ questions.
•Our expectation is that our suppliers source from smelters that have been validated as responsible sources through a recognized program, such as RMI’s Responsible Minerals Assurance Process. If a supplier discloses that it has a non-conformant smelter in its supply chain, we require the supplier to transition to a conformant supply chain and may request evidence of that transition.
•We implemented a system to attempt to provide the conflict minerals information and the CMRT to every new supplier and provide CMRT information to every applicable supplier as part of our annual certification process.
•We incorporated conflict minerals provisions in our standard contracts.

•We continued our membership in the RMI to afford us access to the latest information and input on conflict mineral matters.
•In our 2023 review, we found no instance where it was necessary to implement risk mitigation efforts although we continue to engage in ongoing monitoring of conflict minerals risk.
5.    INDEPENDENT PRIVATE SECTOR AUDIT
We did not have a direct relationship with 3TG smelters and refiners and did not perform or direct such audits of these entities within our supply chain. We supported smelter audits through our active participation in the RMI. We have not conducted an independent private sector audit of this Report, and none is required at this time under the Rules.

6.    REPORT ON SUPPLY CHAIN DUE DILIGENCE

This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD. Following its filing with the SEC, it will be available on our website at http://www.aosmith.com. Click on “Investors,” then “Governance” and “Conflict Minerals Report” in the column on the lower portion of the webpage.
7.    FUTURE STEPS
We continue to develop methods, implement tools, and adopt procedures that are designed to be both auditable and conform to the OECD Guidance in all material respects. In the next compliance period, we intend to continue our good faith effort to further improve our conflict minerals program and further mitigate any risk that the necessary 3TG in our products could benefit armed groups in a Covered Country by taking the following steps:

•Review and update as appropriate our procedures for soliciting our supply chain regarding the source of 3TG.

•Encourage suppliers to provide us with the names of smelters and refiners, utilizing the CMRT and continue our efforts to educate our suppliers about our expectations. Similar to last year, significantly fewer smelters were identified in 2023 than the previous year, which suggests that on-going efforts continue to improve information provided by suppliers.

•Continue to integrate any new acquisitions into our conflict minerals process in accordance with the Rule.

•Continue our efforts to improve the accuracy and completeness of A. O. Smith’s smelter list, using the RMI as our guide.

•Continue our active member role in the RMI and support its efforts to certify conflict free smelters.

•Continue our efforts to partner with trade and manufacturer organizations to encourage suppliers to implement responsible sourcing practices with a “conflict free” supply chain.

•Continue to engage with suppliers and direct them to training resources as part of our efforts to increase the response rate and improve the content of the supplier survey responses.

•Monitor our suppliers that have identified smelters in Covered Countries and engage any of our suppliers found to be providing us with 3TG from sources that support armed groups in the Covered Countries to establish an alternative source that does not support armed groups.

•Work with the OECD, RMI, our trade associations and other groups to define and improve reporting practices and encourage responsible sourcing of 3TG in accordance with the OECD Guidance, and expand the list of conflict free smelters.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,”

“anticipates,” and similar expressions are used to identify these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our expectations and assumptions to not be accurate. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the challenges associated with understanding our entire supply chain to reach the source of conflict minerals; changes in law, regulations and the implementation of such laws and regulations concerning conflict minerals; evolving practices that may influence our future actions; and the effect to which economic conditions or the COVID-19 pandemic affect the ability of us and our supply chain to investigate and identify the source of conflict minerals.
Forward-looking statements included in this filing are made only as of the date of this filing, and the company is under no obligation to update these statements to reflect subsequent events or circumstances. All subsequent written and oral forward-looking statements attributed to the company, or persons acting on its behalf, are qualified entirely by these cautionary statements.